SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011
Woori Finance Holdings Co., Ltd.
(Translation of Registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

Index

1. Summary of 2011 1Q Business Report
2. Exhibit 99.1 Woori Finance Holdings Co., Ltd. Review Report for 2011 1Q
Exhibit 99.1

Summary of 2011 1Q Business Report

VII. DIRECTORS AND EMPLOYEE INFORMATION	34

1. Directors	34

2. Employee Status	34

3. Directors’ Compensation	34

VIII. RELATED PARTY TRANSACTIONS	35

1. Transactions with Affiliated Parties	35

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.
All references to “Woori Finance Holdings,” “we,” “us” or the “Company” are to Woori Finance Holdings Co., Ltd. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Company Overview
1.	Purpose of the Company
a.	Scope of Business
Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.
(1)	Corporate Management
1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ management performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.
(2)	Corporate Management Support Activities
1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and

3.	Activities ancillary to the above items.
b.	Scope of Business of Subsidiaries
(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):
1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.
(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.
(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Asset Management: asset management business.

(5)	Woori Financial: consumer finance business.

(6)	Woori Finance Information System*: finance-related IT services.

(7)	Woori F&I: securitization business.

(8)	Woori Private Equity: private equity business.

(9)	Woori Financial Group Savings Bank: consumer savings banking business.

*	As of May 1, 2011, Woori Finance Information System changed its corporate name to Woori FIS.
2.	History of the Company
a.	Company History
(1)	Background: Major developments.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

October 28, 2009	Acquired the remaining 30% equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holding and completed the establishment of Woori Asset Management as our wholly-owned subsidiary

December 30, 2009	Dissolution of Woori LB Third Asset Securitization Specialty Co., Ltd.

March 11, 2010	MOU with National Bank of Abu Dhabi Group

March 16, 2011	Woori Financial Group Savings Bank Co., Ltd. is incorporated as a wholly-owned subsidiary
b.	Associated Business Group
(1)	Overview of Business Group
1.	Name of business group: Woori Financial Group
(2)	Related companies within the business group

As of March 31, 2011

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company
1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	11 companies
Kwangju Bank
Kyongnam Bank
Woori Investment & Securities
Woori Aviva Life Insurance
Woori Asset Management
Woori Financial
Woori Financial Group Savings Bank
Woori FIS (former Woori Finance Information System)
Woori F & I
Woori Private Equity
2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	50 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
Woori Bank (China) Limited
ZAO Woori Bank
	Woori AMC	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd.
Woori EA Third Asset Securitization Specialty Co., Ltd.
Woori EA Fourth Asset Securitization Specialty Co., Ltd.
Woori EA Fifth Asset Securitization Specialty Co., Ltd.
WR Creditors Co., Ltd.
Woori EA Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd.

Type	Name of Company	Controlling Company	Notes
WR Investment America LLC
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.
Woori EA Tenth Asset Securitization Specialty Co., Ltd.
	Woori Private Equity Fund	Woori Private Equity
Woori Blackstone Korea Opportunity Private Equity Fund No.1
	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No.2
Woori Investment Asia Pte. Ltd.
Mars Private Equity Fund No.3
Mars Private Equity Fund No.4
Woori Absolute Partners PTE, Ltd.
Woori Absolute Global Opportunity Fund
Woori Korindo Securities Indonesia
LG Investment Holdings B.V. GG
Connacht Capital Market Investment Ltd.
Woori CBV Securities Corporation
Brim Asian Credit Fund
Woori Absolute Return Investment Strategies
KoFC Woori Growth Champ 2010 No.3 Private Equity Fund
Woori Investment Advisory Co., Ltd. (Beijing)

*	Woori Finance Holdings, Woori Investment & Securities and Woori Financial are listed on the KRX KOSPI Market

*	On March 5, 2007, Mars Private Equity Fund No. 2, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

*	On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2nd tier subsidiaries as the company undertook a second capital reduction (the first capital reduction was as of Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

*	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).

*	On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.

*	On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.

*	On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

*	On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.

*	On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

*	On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).

*	On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

*	On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

*	On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.

*	On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.

*	On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On July 24, 2009, Woori F&I Twelfth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori F&I’s equity stake in Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.

*	On August 31, 2009, Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

*	On September 28, 2009, Woori CBV Securities Corporation was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 49% stake in Woori CBV Securities Corporation.

*	On October 15, 2009, we acquired an additional 2.41% of common shares of Woori Financial, and our shareholding is currently 52.52%.

*	On October 28, 2009, Woori Asset Management became our wholly-owned subsidiary following our acquisition of Credit Suisse’s 30% interest in Woori Asset Management.

*	High Technology Venture Investment, Global Technology Investment, LG Investment Holdings B.V. GG and Connacht Capital Market Investment, which are offshore finance companies and subsidiaries of Woori Investment & Securities, are currently undergoing liquidation or other change of control-related proceedings. Due to an expansion in the types of entities that are considered 2nd tier subsidiaries of financial holding companies, these entities became our 2nd tier subsidiaries.

*	On December 28, 2009, Woori SB Asset Management changed its name to Woori AMC and became a wholly-owned subsidiary of Woori F&I following the termination of its joint venture with Shinsei Bank.

*	On December 30, 2009, Woori Third Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries

*	On February 15, 2010, Woori Investment & Securities sold 100% of its investment stake in Woori Absolute Asia Multi Strategy Fund, an offshore financial company that was wholly-owned by Woori Investment & Securities prior to such sale.

*	On March 8, 2010, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

*	On May 20, 2010, Woori Absolute Return Investment Strategies, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On June 10, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. and Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd., which are wholly-owned by Woori F&I, were included as our 2nd tier subsidiaries.

*	On June 18, 2010, Woori EA Third Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On June 28, 2010, Woori Ea Fourth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On June 29, 2010, Woori Ea Fifth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On July 9, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori Investment & Securities’ investment stake in Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd.

*	On September 2, 2010, Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On October 22, 2010, WR Creditor Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On November 22, 2010, KoFC Woori Growth Champ 2010 No.3 Private Equity Fund, a 30% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On November 23, 2010, Woori EA Eighth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On November 30, 2010, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

*	On December 1, 2010, High Technology Venture Investment and Global Technology Investment was dissolved and removed from our list of subsidiaries.

*	On December 3, 2010, Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On December 21, 2010, WR Investment America LLC. a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On January 14, 2011, Woori Investment Advisory Co., Ltd. (Beijing), a 100% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On Febuary 24, 2011, Woori F&I Nineeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On March 14, 2011, Woori F&I Twentieth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On March 16, 2011, Woori Financial Group Savings Bank, a 100% owned subsidiary of Woori Finance Holdings, was included as our subsidiary.

*	On March 29, 2011, Woori EA Tenth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
c.	Consolidated Subsidiaries

		Total Assets (2010)
Name of Company	Business Activities	(unit: in millions of Won)
Woori Bank	Banking	224,419,749
Kwangju Bank	Banking	16,497,497
Kyongnam Bank	Banking	21,830,812
Woori Investment & Securities	Securities	17,089,252
Woori Asset Management	Investment Trusts	84,418
Woori Financial	Other Financial	2,770,293
Woori FIS (former Woori Finance Information System)	Financial Information Technology	242,574
Woori F&I	Other Financial	1,027,330
Woori Private Equity	Other Financial	28,318
Woori Financial Group Savings Bank	Banking	—
TY second Asset Securitization Specialty	Other Financial	211,220
Woori Credit Information	Debt Collection and Credit Rating	29,433
Woori America Bank	Banking	1,196,801
P.T. Bank Woori Indonesia	Banking	487,557
Woori Global Markets Asia Ltd.	Banking	182,730
Woori Bank (China) Limited	Banking	2,237,662
ZAO Woori Bank	Banking	170,027
Korea BTL Infrastructure Fund	Other Financial	340,478
Kumho Trust 1st Co., Ltd.	Other Financial	91,750
Woori More Conduit Co., Ltd.(M)	Other Financial	11
Woori IB Global Bond Co., Ltd	Other Financial	215,220
Hyundae Glory No.1 Inc.	Other Financial	41,455
KDB Capital First ABCP Co., Ltd.	Other Financial	52,270
Vivaldi HL First ABCP Co., Ltd.	Other Financial	51,387
Woori More Conduit Co., Ltd.(C)	Other Financial	51,925
Connsus Eighth Co., Ltd.	Other Financial	9
Asiana Saigon Co., Ltd.	Other Financial	59,460
An-Dong Raja 1st Co., Ltd.	Other Financial	14,928
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd	Other Financial	140,632
IB Global 1st Inc.	Other Financial	68,515
Real DW Second Co., Ltd.	Other Financial	120,841
Hermes STX Co., Ltd.	Other Financial	30,341
BWL First Co., LLC	Other Financial	80,421
KTB Smart 90 Private Equity Securities 4th	Other Financial	22,838
Hanvit High Yield HV-1	Other Financial	—
Heoreum Short-Term 15 th	Other Financial	57

		Total Assets (2010)
Name of Company	Business Activities	(unit: in millions of Won)
G5 Pro Short-Term 13th	Other Financial	637
G6 First Class Mid-Term E-20	Other Financial	1
G15 First Class Mid-Term C-1	Other Financial	4
Mid-Term D-2	Other Financial	—
D First Class Mid-term C-151	Other Financial	3
Hanwha Smart Private Equity Securities 19th	Other Financial	50,004
Woori Frontier Alpha quant Private Equity 3rd	Other Financial	60,163
Woori Partner Plus Private Equity Securities 4th	Other Financial	497,639
KDB Private Equity Investment Trust WB-1	Other Financial	56,396
Samsung Plus Private Euity No.1	Other Financial	51,377
Eugene Pride Private Equity Securities Investment Trust 14th	Other Financial	51,083
Hanwha Smart Private Equity Securities 33rd	Other Financial	51,153
Meriz Prime Private Equity Trust 5 th	Other Financial	61,119
Woori Partner Plus Private Equity Securities 5th	Other Financial	116,581
Prudential Quant Long Short Private Equity Trust 1st	Other Financial	23,677
Prudential Quant Long Short Private Equity Trust 2nd	Other Financial	23,046
Trustone Private Equity Securities Investment Trust 10th	Other Financial	—
Consus Private Equity Securities Investment Trust 44th	Other Financial	—
Midas Private Equity Securities Investment Trust W-2	Other Financial	—
Korea Bluechip Plus Private Equity 1st	Other Financial	—
Consus Private Equity Securities Investment Trust 47th	Other Financial	—
Eugene Pride Private Equity Securities Investment Trust 19th	Other Financial	—
Woori Partner Plus Private Equity Securities 7th	Other Financial	—
Allianz Long Short Private Equity Trust 1st	Other Financial	—
Trustone Private Equity Securities Investment Trust 11th	Other Financial	—
Golden Bridge Sidus FNH video	Other Financial	8,263
Bridge NHN Online Private Equity Investment	Other Financial	25,015
Woori ICS Ocean Bridge 7 th	Other Financial	16,178
Woori Milestone Private Real Estate Fund 1st	Other Financial	36,491
Woori Milestone China Real Estate Fund 1st	Other Financial	227
Consus Sakhalin Real Estate Investment Trust 1st	Other Financial	48,706
Euro Quanto Second Inc.	Other Financial	54,210
Hybrid1st Specialty Inc.	Other Financial	299,638
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd.	Other Financial	29,699
Heungkuk Hiclass 9th	Other Financial	11,196
Woori Investor Partner Private Equity Securities	Other Financial	10,271
Consus 6th Co., LLC	Other Financial	9
KTB Market Alpha Private Equity Securities Investment Trust 30-1st	Other Financial	10,958
GS Gold Scope Private Equity Securities Investment Trust 2nd	Other Financial	9,615
My Asset Private Equity Investment Trust 4th	Other Financial	10,543
Hana UBS Power Private Equity Securities Investment Trust 12th	Other Financial	10,574
Samsung Korea Focus Private Equity Investment Trust 1 st	Other Financial	10,433
Shinhan BNP Private Equity Investment Trust 9 th	Other Financial	—
Dongbu Together Private Equity Investment Trust 8th	Other Financial	—
Hanwha Smart Private Equity Securities 39th	Other Financial	—
GS Gold Scope Private Equity Securities Investment Trust 5th	Other Financial	—
Say New Vesta Private Equity Securities 7th	Other Financial	—
Woori Futures	Futures	395,543
Woori Investment Securities Int’l Ltd.	Securities	4,814
Woori Investment & Securities (HK) Ltd.	Securities	27,465
Woori Investment Securities America	Securities	8,071
MARS First Private Equity Fund	Other Financial	44,627
MARS Second Private Equity Fund	Other Financial	206,268
Woori Investment Asia Pte. Ltd.	Securities	50,703
Woori Absolute Partner PTE Ltd.	Other Financial	3,978

		Total Assets (2010)
Name of Company	Business Activities	(unit: in millions of Won)
Woori Absolute Asia Global Opportunity Fund	Other Financial	51,247
LG Investment Holding B.V.(Amsterdam) GG	Other Financial	32,311
Connacht Capital Market Inv.	Other Financial	44,638
Woori Korindo Securities Indonesia	Securities	18,991
Bien Viet Securities joint Stock Company	Securities	9,464
Woori Absolute Return Investment Strategies	Other Financial	34,880
Woori Investment Asia Co., Ltd.(Beijing)	Investment Advisory	—
Kofc Woori Growth Champ 2010-3 Private Equity Fund	Other Financial	—
KAMCO Value Recreation 9th Securitization Specialty Co., Ltd	Other Financial	2,250
G3 Pro Short-term 13	Beneficiary Certificates	168
G4 Pro Short-term 13	Beneficiary Certificates	71
Hanvit High Yield	Beneficiary Certificates	—
Twins Subordinated Debt 1th	Beneficiary Certificates	3
Hanareum Short-Term HI 6	Beneficiary Certificates	8
G Hanareum Short-Term HI6	Beneficiary Certificates	6
Kyobo Gulliver Short-Term E-201	Beneficiary Certificates	437
Kyobo First Class Long-Term E-203	Beneficiary Certificates	192
Kyobo First Class Mid-Term E-209	Beneficiary Certificates	45
Cho Hung Clover HYA1	Beneficiary Certificates	1,978
G1 New Jump Long-Term Bond A-4th	Beneficiary Certificates	5,823
Shinhan Special Long-term L-6	Beneficiary Certificates	1
Best Optimax Mid-Term A3	Beneficiary Certificates	709
Best Optimax Mid-Term III A1	Beneficiary Certificates	1,506
Best Optimax Long-Term A1	Beneficiary Certificates	434
Woori AMC	Other Financial	15,922
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	1,392
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.	Other Financial	7,503
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	22,318
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	876
Woori SB Tenth Asset Management	Other Financial	46,585
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	5,398
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.	Other Financial	9,033
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	36,346
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd	Other Financial	25,520
Woori EA Third Asset Securitization Specialty Co., Ltd.	Other Financial	76,650
Woori EA Fourth Asset Securitization Specialty Co., Ltd.	Other Financial	80,167
Woori EA Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	52,886
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd	Other Financial	129,613
WR Investment LLC	Other Financial	10
Woori EA Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	72,923
WR Investment America LLC	Other Financial	28,520
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd	Other Financial	159,381
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd	Other Financial	—
Woori EA Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd	Other Financial	—
Woori Private Equity Fund	Private Equity Investment	210,196
Kumho Investment Bank	Financial Services	1,953,706
Woori EL Co., Ltd.	Other Financial	30

3.	Capital Structure
a.	Changes in Capital
(units: Won, shares)

		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—
b.	Convertible Bonds
Not applicable
4.	Total Number of Authorized Shares
a.	Total Number of Authorized Shares

As of March 31, 2011	(unit: shares)

	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,561	2,561
Free float shares	806,012,779	806,012,779

b.	Treasury Stock

As of March 31, 2011	(unit: shares)

Acquisition
Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 165-2	Common
	Preferred
Direct purchase other than the conditions under Sub-section 1, section 165-2	Common	2,561				2,561
	Preferred
Subtotal	Common	2,561				2,561
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,561				2,561
	Preferred
5.	Voting Rights

As of March 31, 2011	(unit: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	—	2,561
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,012,779
	Preferred Shares

6.	Dividend Information
a.	Dividend information for the past three years
(Separate basis)

Items		2010	2009	2008
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		1,288,856	1,026,024	454,478
Earnings per share (Won)		1,599	1,273	564
Total cash payout (Won in Millions)		201,503	80,601	—
Total stock dividends (Won in Millions)				—
Cash dividend payout ratio (%)		15.63	7.86
Cash dividend yield (%)	Common Shares	1.6	0.7
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	250	100
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business
1.	Business Overview
a.	Organizational Chart
(As of April 1, 2011)

2.	Overview of Operations
a.	Performance of Operations
As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.
b.	Financing of Operations
(1)	Source of Funds
(unit: in millions of Won)

Items	2011 1Q	2010	2009
Shareholders’ Equity	14,049,866	13,804,170	13,720,923
Capital	4,030,077	4,030,077	4,030,077
Capital Surplus	84,488	84,488	179,488
Retained Earnings	9,935,320	9,689,624	8,346,186
Capital Adjustments	(18)	(18)	1,165,172
Borrowings	4,166,638	3,804,738	3,824,205
Debentures	3,814,767	3,654,843	3,744,156
Bank Borrowings	—	—	60,000
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	351,871	149,895	20,049

Total	18,216,505	17,608,908	17,545,128

*	Separate basis.

(2)	Use of Funds
(unit: in millions of Won)

Items	2011 1Q	2010	2009
Subsidiary Stock	17,493,228	17,383,228	17,350,078
Woori Bank	13,621,824	13,621,824	13,621,824
Kyongnam Bank	1,443,661	1,443,661	1,443,661
Kwangju Bank	976,284	946,284	976,284
Woori Financial Information System	15,013	15,013	15,013
Woori F&I	166,563	166,563	166,563
Woori Investment & Securities	754,782	754,782	754,782
Woori Asset Management	67,456	67,456	67,456
Woori Private Equity	24,246	24,246	24,246
Woori Financial	207,346	207,346	207,346
Woori Aviva Life Insurance	106,053	106,053	72,903
Woori Financial Group Savings Bank	110,000	—
Investment Securities	—	—	—
Loan Obligations	994	994	139,300
Tangible Assets	502	593	415
Intangible Assets	33	35	8
Cash	556,821	65,346	23,267
Other Assets	164,927	158,712	32,060

Total	18,216,505	17,608,908	17,545,128

*	Separate basis.
c.	Transactions related to Commission Fees*
(unit: in millions of Won)

Category	2011 1Q(1)	2010(1)	2009(2)
Commission Revenue (A)	17,813	35,626	—
Commission Expense (B)	2,683	4,209	7,001
Commission Profit (A-B)	15,130	31,417	(7,001)

(1)	Separate basis; based on Korean IFRS.

(2)	Separate basis; based on Korean GAAP.

3.	Other Information Relevant to Investment Decisions
a.	Selected Ratios
Won-denominated Current Ratio
(unit: in millions of Won)

Items	2011 1Q(1)	2010(1)	2009(1)
Current Assets (A)	562,327	65,497	23,682
Current Liabilities (B)	369,390	9,260	8,995
Current Ratio(2) (A/B)	152.23%	707.31%	263.29%

(1)	Separate basis.

(2)	Current ratio is calculated as the ratio of (i) Won-denominated assets with maturity of less than 1 month and (ii) Won-denominated liabilities with maturity of less than 1 month.
Debt Ratio
(unit: in millions of Won)

Items	2011 1Q	2010	2009
Liabilities (A)	4,166,638	3,804,738	3,824,205
Equity (B)	14,049,866	13,804,170	13,720,923
Debt Ratio (A/B)	29.65%	27.55%	27.87%

*	Separate basis.
BIS Ratio
(unit: in millions of Won)

Items	2011 1Q(1)(2)	2010(2)	2009(3)
Total Capital (A)	25,142,989	24,839,544	24,824,094
Risk weighted assets (B)	208,858,904	198,250,944	200,954,776
BIS Ratio (A/B)	12.04%	12.53%	12.35%

(1)	Estimate.

(2)	Consolidated basis; based on Korean IFRS.

(3)	Consolidated basis; based on Korean GAAP.

b.	Credit Ratings for the Past Three Years

	Evaluated	Credit	Company	Evaluation
Date of Rating	Securities	Rating	(Ratings Range)	Category
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.04		BBB+	S&P (AAA ~ D	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.09.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.09.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2010.10.28	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2010.10.28	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.02.14	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.02.14	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.03.02	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2011.03.03	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
c.	30 Largest Exposures by Borrower

(As of March 31, 2011)	(unit: in hundred millions of Won)

						Total
		Pre-	Sub-		Estimated	Credit		Total
Name	Normal	cautionary	standard	Doubtful	Loss	Exposure	Securities	Exposure
Korea Land & Housing Corporation	302	—	—	—	—	302	19,596	19,898
Korea Finance Corporation	—	—	—	—	—	—	17,854	17,854
Korea Housing Finance Corporation	—	—	—	—	—	—	17,716	17,716
Industrial Bank of Korea	7	—	—	—	—	7	15,659	15,666
Samsung Electronics	15,260	—	—	—	—	15,260	65	15,326
SH Corporation	10,647	—	—	—	—	10,647	3,871	14,518
Hyundai E&C	2,416	—	—	—	—	2,416	10,904	13,320
Kookmin Bank	1,875	—	—	—	—	1,875	10,671	12,546

						Total
		Pre-	Sub-		Estimated	Credit		Total
Name	Normal	cautionary	standard	Doubtful	Loss	Exposure	Securities	Exposure
Sungdong Shipbuilding & Marine	3,866	6,858	—	—	—	10,724	—	10,724
Korea Development Bank	—	—	—	—	—	—	10,653	10,653
Korea Deposit Insurance Corporation	10,000	—	—	—	—	10,000	407	10,407
Hyundai Heavy Industries	10,229	—	—	—	—	10,229	106	10,335
Hynix	1,253	—	—	—	—	1,253	6,623	7,876
Hyundai Steel	7,041	—	—	—	—	7,041	691	7,732
National Agricultural Cooperative Federation	352	—	—	—	—	352	6,738	7,091
STX Shipbuilding	7,020	—	—	—	—	7,020	—	7,020
Shinhan Bank	5	—	—	—	—	5	6,522	6,527
SPP Shipbuilding	2,394	4,113	—	—	—	6,507	—	6,507
Kumho Tire	601	4,765	—	—	—	5,366	1,132	6,498
Korea Electronic Power Corporation	—	—	—	—	—	—	5,680	5,680
Kumho Industrial	337	—	4,636	—	—	4,973	652	5,625
LG Chemical	5,487	—	—	—	—	5,487	20	5,506
POSCO	559	—	—	—	—	559	4,908	5,467
Hyosung	5,439	—	—	—	—	5,439	17	5,456
SLS Shipbuilding	3,432	—	9	1,920	—	5,361	—	5,361
Hanwha	5,169	—	—	—	—	5,169	42	5,210
Samsung Heavy Industries	5,178	—	—	—	—	5,178	20	5,198
Dong Wha Pharm Co.	51	—	—	—	—	51	5,110	5,161
Daewoo International	4,979	—	—	—	—	4,979	119	5,098
Hyundai Samho Heavy Industries	4,894	—	—	—	—	4,894	—	4,894

Total	108,794	15,736	4,645	1,920	—	131,094	145,775	276,869

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Financial and Woori Aviva Life Insurance.

d.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower

(As of March 31, 2011)	(unit: in hundred millions of Won)

			Sub-standard or
Name	Industry	Total Exposure	below	Loan Loss Reserve
A	Construction	4,973	4,636	126
B	Real Estate & Lease	3,960	3,572	1,897
C	Construction	3,056	3,056	2,232
D	Real Estate & Lease	2,000	2,000	1,314
E	Manufacturing	5,361	1,928	974
F	Wholesale and Retail Trade	1,779	1,727	727
G	Construction	1,631	1,631	1,048
H	Real Estate & Lease	1,050	1,050	513
I	Finance & Insurance	1,001	1,001	359
J	Construction	1,000	1,000	1,000
K	Real Estate & Lease	1,000	1,000	276
L	Finance & Insurance	996	996	104
M	Manufacturing	1,525	949	262
N	Manufacturing	917	917	770
O	Finance & Insurance	900	900	333
P	Real Estate & Lease	900	900	282
Q	Construction	889	889	342
R	Real Estate & Lease	857	857	169
S	Real Estate & Lease	850	850	561
T	Real Estate & Lease	850	850	434

Total		35,494	30,710	13,724

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Financial and Woori Aviva Life Insurance.
e.	Recent Developments
On February 18, 2011, Woori Finance Holdings was selected as the preferred bidder for the purchase of the assets and assumption of the liabilities of Samhwa Mutual Savings Bank and signed a memorandum of understanding on March 11, 2011 with KDIC relating to such purchase and assumption. In order to effect such purchase and assumption, Woori Finance Holdings established a new subsidiary, Woori Financial Group Savings Bank Co., Ltd., which began its operations on March 25, 2011.

III.	Financial Information
1.	Condensed Financial Statements (Separate)
(unit: in millions of Won, except per share amounts)

Items	2011 1Q	2010
Cash and Bank Deposits	556,822	65,345
Loans and Receivables	161,789	155,209
Investment Securities Accounted for Using the Equity Method of Accounting	17,493,228	17,383,228
Tangible Assets	502	593
Intangible Assets	33	35
Other Assets	3,172	3,370
Deferred Tax Asset	959	1,128

Total Assets	18,216,505	17,608,908

Debentures	3,814,767	3,654,844
Provisions	414	—
Income Tax Payable	124,901	124,078
Other Financial Liabilities	224,555	23,889
Other Liabilities	2,001	1,927

Total Liabilities	4,166,638	3,804,738

Common Stock	4,030,077	4,030,077
Capital Surplus	84,488	84,488
Other Capital	(18)	(18)
Retained Earnings	9,935,320	9,689,623

Total Capital	14,049,867	13,804,170

Net Interest Income	(55,722)	(58,829)
Net fees and Commissions	15,130	(889)
Dividends	500,438	381,590
Reversal of Allowance for Doubtful Accounts	—	(242)
Other Operating Income	(12,478)	(7,690)
Net Profit from Continuing Operations before Corporate Income Tax	447,368	314,424
Total Net Income	447,199	314,424
Total Comprehensive Income	447,199	314,424
Earnings Per Share (in Won)	555	390

2.	Condensed Financial Statements (Consolidated)
(unit: in millions of Won)

Items	2011 1Q	2010
Cash and Due from Banks	3,998,478	3,483,407
Financial Assets at Fair Value through Profit or Loss	65,133,408	64,067,204
Loans and Receivables	232,301,333	217,108,796
Jointly Controlled Associates	678,695	744,844
Investment Properties	500,945	643,271
Tangible Assets	3,106,643	3,097,378
Intangible Assets	485,412	295,136
Other Assets	471,722	378,858
Current Tax Assets	86,496	68,273
Derivatives Assets	113,474	131,511
Held-for-sale Assets Group	136,512	87,926

Total Assets	307,013,118	290,106,604

Financial Liabilities at Fair Value through Profit or Loss	8,971,976	8,838,281
Deposits	190,616,025	185,427,625
Borrowings	34,615,419	34,265,662
Debentures	29,800,470	29,110,640
Allowances	915,797	831,004
Current Tax liabilities	662,414	386,494
Other Financial Liabilities	19,766,081	10,536,622
Other Liabilities	581,126	399,189
Derivatives Liabilities	4,585	5,339

Total Liabilities	285,933,893	269,800,856

Controlling Stakes	16,463,646	15,742,534
Non-controlling Stakes	4,615,579	4,563,214

Total Capital	21,079,225	20,305,748

Net Interest Income	1,764,368	1,724,603
Net Commission income	313,317	271,873
Dividend Income on Securities	83,633	49,511
Gain (Loss) on Financial Products	40,761	494,070
Impairment on Credit Loss	452,560	55,561
Other Operating Income	(946,844)	(963,197)
Operating Income	802,675	1,521,299
Gain on Equity Method Investments	45,847	11,835
Income before Income Tax Expense	848,522	1,533,134
Total Net Income	635,308	1,237,920
Comprehensive Income	1,072,515	1,158,702
Earnings per share (in Won)	624	1,355

IV.	Independent Auditor’s Opinion
1.	Independent Auditor’s Opinion

	2011 1Q	2010	2009
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing has come to their attention that causes them to believe that the accompanying consolidated financial statements of the Company as of December 31, 2010 and March 31, 2011 and for the three months ended March 31, 2010 and 2011 are not presently fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting, and the requirements of Korean IFRS 1101 First-time adoption of Korean International Financial Reporting Standard, relevant to interim financial reporting.
2.	Compensation to the Independent Auditor for the Past Three Years
a.	Auditing Service
(units: in millions of Won, hours)

				Accrued Time
Year	Auditor	Activity	Compensation	(hrs)
2011 1Q	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	426	1,960
2010	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	6,148
2009	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	4,941
b.	Compensation for Services Other than the Audit
(unit: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2011 1Q	2011.04.30	Corporate tax reconciliation	2011.07~2011.08
			2012.02~2012.03	35	—
2010	2011.03.07	US GAAP and SOX Auditing	2010.12~2011.05
	2010.04.30	Corporate tax reconciliation	2010.07~2010.08	2,306
		(Consolidated tax return advice)	2011.02~2011.03	72	—
2009	2009.12.21	US GAAP and SOX Auditing	2009.12~2010.05
	2009.04.29	Corporate tax reconciliation	2009.07~2009.08	3,006
		(Consolidated tax return review)	2010.2~2010.3	31	—

V.	Corporate Governance and Affiliated Companies
1.	About the Board of Directors
A.	Composition of our board of directors
After the general shareholders’ meeting on March 25, 2011

Relationship with
Name	Career & Academic Background	Largest Shareholder	Notes
Pal Seung Lee (Standing Director)
•   Current) Chairman and chief executive officer of Woori Finance Holdings
•    Chief executive officer, Woori Investment & Securities
•    Executive managing director, Hanil Bank
•    Bachelor of Law, Korea University
		None	Chairman of the board
Yong-Man Rhee (Non-Standing Director)	• Current) Committee Member, National Elders Committee • Governor, Bank Supervisory Service • Minister, Ministry of Finance and Economy • Graduate School of Public Administration, Korea University	None	New Appointment
Min-Joon Bang (Non-standing Director)	• Arbitration Commissioner of Press Arbitration Commission • Head of Editorial Desk, Korea Times • Bachelor of Arts (Korean Language and Literature), Seoul National University	None	Fourth consecutive term
Hi-Taek Shin (Non-standing Director)
•    Current) Professor of College of Law, Seoul National University
•    Lawyer, Kim & Chang Law Firm
•    Bachelor of Law, Seoul National University
•    Master of Law, Seoul National University
•    J.S.D, Yale Law School
		None	Fourth consecutive term
Kwang-Yie Kim (Non-standing Director)	• Current) Public Relations Director, Korea Deposit Insurance Corporation • Ministry of Finance and Economy • Bachelor of Science (Biochemistry), Yonsei University	Employee of the largest shareholder	New Appointment
Doo-Hee Lee (Non-standing Director)
•    Current) Professor of College of Business Administration, Korea University
•    President, Korea Advertising Society
•    Bachelor of Business Administration, Korea University
•    Ph.D. in Business Administration, Michigan State University
		None	Third consecutive term
Hun Lee (Non-standing Director)	• Current) Co-Head, The Lawyers for Citizens • Lawyer, Barun Law • Bachelor of Law, Chung-Ang University	None	Third consecutive term
John Ji Whan Park (Non-standing Director)
•    Current) Representative Director, Asia Evolution
•    Director, AT&T Network System
•    Director, Goldman Sachs
•    Bachelor of Arts (Economics), Brown University
•    Master of Business Administration, Harvard University
		None	New Appointment

B.	Committees under the Board of Directors
We currently have the following management committees serving under the board of directors:
(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee
After the general shareholders’ meeting on March 25, 2011

Name	Position	Notes
Management Committee	Pal Seung Lee Yong-Man Rhee Min-Joon Bang Hi-Taek Shin Doo-Hee Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the sub-committees.
Business Development and Compensation Committee	Yong-Man Rhee Min-Joon Bang Hun Lee John Ji Whan Park	Non-standing director Yong-Man Rhee heads this committee consisting of no fewer than three non-standing directors.
Risk Management Committee	Pal Seung Lee Min-Joon Bang Kwang-Yie Kim Hun Lee John Ji Whan Park	Chairman and CEO Pal Seung Lee heads this committee. The committee consists of the Chairman and CEO, inside director in charge of finance and no fewer than three non-standing directors.
Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all executive directors.
Ethics Committee	Pal Seung Lee Min-Joon Bang Doo-Hee Lee Kwang-Yie Kim John Ji Whan Park	Non-standing director Min-Joon Bang heads this committee consisting of all executive directors and no fewer than two non-standing directors.
Outside Directors Recommendation Committee	Pal Seung Lee Hi-Taek Shin Doo-Hee Lee Kwang-Yie Kim Hun Lee John Ji Whan Park	Non-standing director Doo-Hee Lee heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.
MOU Evaluation Committee	Pal Seung Lee Yong-Man Rhee Min-Joon Bang Hi-Taek Shin Kwang-Yie Kim Doo-Hee Lee Hun Lee John Ji Whan Park	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.
Audit Committee	Yong-Man Rhee Hi-Taek Shin Kwang-Yie Kim Doo-Hee Lee Hun Lee	Consists of no fewer than 3 directors and one financial expert, at least two-thirds of whom are non-standing directors
Audit Committee Member Candidate Recommendation Committee	Yong-Man Rhee Min-Joon Bang Hi-Taek Shin Kwang-Yie Kim Doo-Hee Lee Hun Lee John Ji Whan Park	Non-standing director Doo-Hee Lee heads this committee consisting of all non-standing directors.

2.	Related Companies

3.	Investments in Other Companies

As of March 31, 2011	(units: thousands of shares, millions of Won, %)

										Total Assets	Net Income
				Changes(1)						as of the Most	for the Most
	Beginning Balance					Valuation	Ending Balance			Recent Fiscal	Recent Fiscal
Name	Quantity	Share	Book value	Quantity	Cost	Gain/Loss	Quantity	Share	Book value	Year	Year(2)
Woori Bank	765,957	100.0	13,621,824	—	—		765,957	100.0	13,621,824	223,488,079	1,107,785
Kwangju Bank	49,413	99.9	976,284	—	—		49,413	99.9	976,284	16,509,081	105,529
Kyongnam Bank	58,050	99.9	1,443,661	—	—		58,050	99.9	1,443,661	21,800,984	144,302
Woori FIS (former Woori Finance Information System)	900	100.0	15,013	—	—		900	100.0	15,013	220,469	2,144
Woori F&I	6,000	100.0	166,563	—	—		6,000	100.0	166,563	1,037,376	40,367
Woori Investment & Securities	46,325	35.0	754,782	—	—		46,325	35.0	754,782	16,990,952	180,543
Woori Asset Management	6,662	100.0	67,456	—	—		6,662	100.0	67,456	84,259	9,954
Woori Private Equity	4,000	100.0	24,246	—	—		4,000	100.0	24,246	27,428	1,705
Woori Financial	8,970	52.9	207,346	—	—		8,970	52.9	207,346	2,776,670	31,641
Woori Aviva Life Insurance	7,601	51.6	106,053	—	—		7,601	51.6	106,053	2,377,784	2,643
Woori Financial Group Savings Bank				6,320		110,000	6,320	100.0	110,000

Total	953,879	—	17,383,228	6,320	—	110,000	960,199	—	17,493,228	285,313,082	1,626,613

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.

2.	The figures for the net income for the most recent fiscal year are calculated on a non-consolidated basis in accordance with Korean GAAP.

3.	The figures for the net income for the most recent fiscal year as stated above are for the fiscal year ended December 31, 2010, except for the figures for the latest net income of Woori Asset Management, Woori Investment & Securities and Woori Aviva Life Insurance, which are for the fiscal year ended March 31, 2010.

VI.	Stock Information
1.	Stock Distribution
a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of March 31, 2011	(units: shares, %)

			Shares Held						Reasons
			Beginning balance				Ending balance		Behind
Name	Relation	Type	Stock	Share	(+)	(-)	Stock	Share	Change
KDIC	Largest S/H	Common	459,198,609	56.97	—	—	459,198,609	56.97
Total		Common	459,198,609	56.97	—	—	459,198,609	56.97
		Preferred	—	—	—	—	—	—

		Total	459,198,609	56,97	—	—	459,198,609	56.97

Largest Shareholder: KDIC
b.	Share Ownership of More Than 5%

As of March 31, 2011	(units: shares, %)

		Common Stock		Preferred Stock		Total
No.	Name	No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	459,198,609	56.97	—	—	459,198,609	56.97

Total		459,198,609	56.97	—	—	459,198,609	56.97

c.	Minority Shareholders
As of March 31, 2011

	Shareholder
Items	number	Ratio(%)	Number of shares	Ratio(%)
Minority Shareholders	92,432	99.99	297,999,579	36.97

Total	92,438	100.0	806,015,340	100.00

2.	Stock Price and Stock Market Performance for the Past Six Months
a.	Domestic Stock Market
(units: Won, shares)

Period		October 2010	November 2010	December 2010	January 2011	Febuary 2011	March 2011
Common Stock	High	15,700	14,600	15,600	15,900	15,150	14,700
	Low	14,150	13,300	14,250	14,200	13,650	13,450
	Average	14,890	14,010	14,930	15,290	14,380	14,270
Monthly Trade Volume	High	7,904,357	12,535,571	17,861,602	12,049,682	6,266,106	10,235,295
	Low	2,541,186	2,015,045	2,125,241	2,910,366	1,775,953	1,847,944
	Average	95,844,046	106,826,717	103,946,753	117,226,442	61,160,809	91,471,029
b.	Foreign Stock Market (NYSE)
(units: US Dollars, ADRs)

Period		October 2010	November 2010	December 2010	January 2011	Febuary 2011	March 2011
ADR	High	42.50	39.60	41.85	42.94	42.00	39.48
	Low	37.65	34.34	37.31	38.70	36.45	36.33
	Average	39.87	37.20	39.30	41.24	39.03	38.19
Won Con-version	High	47,898	43,837	47,964	48,904	46,494	43,712
	Low	42,416	38,684	42,586	43,123	41,035	40,977
	Average	44,792	41,895	45,099	46,187	43,637	42,869
Monthly Trade Volume	High	16,800	445,700	243,700	25,100	246,000	36,300
	Low	0	500	1,400	1,700	3,200	2,300
	Monthly Total	69,900	532,100	558,000	192,900	726,500	191,100

VII.	Directors and Employee Information
1.	Directors
As of March 31, 2011

Position		Name	Common Stocks Owned		Expiration of Term
Chairman and CEO	Registered	Pal Seung Lee	47,000	*	March 24, 2014
Senior Managing Director	Non-Registered	Sang Koo Youn	4,400		April 26, 2011
Senior Managing Director	Non-Registered	Jeong Han Kim			October 15, 2011
Senior Managing Director	Non-Registered	Hyun Jin Jung			September 12, 2012
Managing Director	Non-Registered	Sung Jae Park	353		February 9, 2012
Managing Director	Non-Registered	Seung Gyu Kim			December 10, 2011
Managing Director	Non-Registered	Seong Kook Jo			September 26, 2012
Managing Director	Non-Registered	Byoung Yoon Jeon			September 26, 2012
Managing Director	Non-Registered	Hong Dall Kim			September 26, 2012
Non-standing Director	Registered	Min-Joon Bang			March 24, 2012
Non-standing Director	Registered	Hi-Teak Shin			March 24, 2012
Non-standing Director	Registered	Doo-Hee Lee			March 24, 2012
Non-standing Director	Registered	Hun Lee			March 24, 2012
Non-standing Director	Registered	Yong-Man Rhee			March 24, 2013
Non-standing Director	Registered	Kwang-Yie Kim			March 24, 2013
Non-standing Director	Registered	John Ji Whan Park			March 24, 2013

*	Mr. Lee held 50,000 shares of common stock as of April 26, 2011.
2.	Employee Status

As of March 31, 2011	(units: persons, thousands of Won)

					Average		Average
	Staff				Tenure	Cumulative	Compensation
Items	Admin.	Manu.	Misc.	Total	Years	Compensation	Per Person	Note
Total	127	—	13	140	3 years and 1 month	2,297,926	16,413
3.	Directors’ Compensation
(unit: in millions of Won)

			Average Compendation
Items	Total Compensation	Number of Person	Per employee	Note
Standing Director	149	1	149
Non-standing Directors (excluding audit committee member)	43.5	3	14.5
Audit Committee Members	48.5	4	12.1	No compensation was provided for one of the members of the Audit Committee

(1)	Cumulative basis from January 1 to March 31, 2011.

*	Compensation limit for the Standing Director, Non-standing Directors and Audit Committee Members, on an aggregate basis, as approved at the annual general meeting of shareholders was W4,000 million.

VIII.	Related Party Transactions
1.	Transactions with Affiliated Parties
a.	Transactions of Provisional Payments and Loans (including secured loans)
(unit: in millions of Won)

			Changes
Name	Relation	Item	Beg.	+	-	End	Notes
Woori Financial	Subsidiary	Other Loan	1,000	—	—	1,000
Total			1,000	—	—	1,000
b.	Payment Transactions
(unit: shares)

		Capital Contribution and Share Disposal
			Transactions
Name	Relation	Types of Shares	Beginning	Increase	Decrease	Ending	Notes
Woori Bank	Subsidiary	Common stock	695,956,580	—	—	695,956,580
		Preferred Stock	70,000,000	—	—	70,000,000
Kwangju Bank	Subsidiary	Common stock	49,413,333	—	—	49,413,333
Kyongnam Bank	Subsidiary	Common stock	58,049,994	—	—	58,049,994
Woori FIS (former Woori Finance Information System)	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	6,000,000	—	—	6,000,000
Woori Investment & Securities	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori Asset Management	Subsidiary	Common Stock	6,662,000	—	—	6,662,000
Woori Private Equity	Subsidiary	Common Stock	4,000,000	—	—	4,000,000
Woori Financial	Subsidiary	Common Stock	8,970,639	—	—	8,970,639
Woori Aviva Life Insurance	Subsidiary	Common Stock	7,601,091	—	—	7,601,091
Woori Financial Group Savings Bank	Subsidiary	Common Stock		6,320,000		6,320,000

	Total		953,878,618	6,320,000	—	960,198,618

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: May 31, 2011	By:	/s/ Woo Seok Seong
(Signature)
		Name:	Woo Seok Seong
		Title:	General Manager